United States securities and exchange commission logo





                            September 29, 2020

       William Santana Li
       Chief Executive Officer
       Knightscope, Inc.
       1070 Terra Bella Avenue
       Mountain View, CA 94043

                                                        Re: Knightscope, Inc.
                                                            Amendment No. 2 to
                                                            Offering Statement
on Form 1-A
                                                            Filed September 18,
2020
                                                            File No. 24-11238

       Dear Mr. Li:

               We have reviewed your amended offering statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information that you provide in response to these comments, we may have additional comments.

       Amendment 2 to Offering Statement on Form 1-A filed September 18, 2020

       Cover Page

   1. It appears that the aggregate offering price of this offering plus the aggregate sales attributable to all the
securities sold within the past 12 months exceeds $50 million.
                                                        Please refer to Rule
251(a) of Regulation A and General Instruction I to Form 1-A, and
                                                        reduce the amount of
securities offered to not exceed $50 million.
       Dilution, page 12

   2. We have read your response to prior comment 1 and the updated disclosure in your amendment. Please
revise your disclosure to calculate dilution using net tangible book value rather than
tangible book value. You may refer to Item 506 of Regulation S-K.
 William Santana Li
Knightscope, Inc.
September 29, 2020
Page 2
      Further, since you have not provided June 30, 2020 financial information in your filing, please provide the supporting financial information that you used in your calculation.
        You may contact Melinda J. Hooker, Staff Accountant, at (202) 551-3732 or W. John
Cash, Accounting Branch Chief, at (2020) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior
Counsel, at (202) 551-3728 or Erin M. Purnell, Senior Counsel, at (202) 551-3454 with any other questions.



                                                           Sincerely,
FirstName LastNameWilliam Santana Li
                                                           Division of
Corporation Finance
Comapany NameKnightscope, Inc.
                                                           Office of
Manufacturing
September 29, 2020 Page 2
cc:       Jeanne Campanelli, Esq.
FirstName LastName